Exhibit 99.1

Titan Medical Reports Second Quarter 2019 Financial Results

TORONTO--(BUSINESS WIRE)--July 31, 2019--Titan Medical Inc. (TSX: TMD) (NASDAQ: TMDI) (“Titan” or “the Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three and six months ended June 30, 2019.

All financial results are prepared in accordance with International Financial Reporting Standards (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended June 30, 2019 may be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

David McNally, President and CEO of Titan Medical, said, “We continued to make steady progress during the second quarter of 2019 and in recent weeks, and moved closer to critical milestones associated with anticipated regulatory filings for our single-port robotic surgical system. Most recently we announced completion of the surgeries associated with Good Laboratory Practices (“GLP”) studies. These studies were undertaken in preparation for submitting an Investigational Device Exemption (“IDE”) application to the U.S. Food and Drug Administration (“FDA”) for human confirmatory studies, which we plan to conduct during the fourth quarter. Based on this schedule and the anticipated approval of our IDE, we remain focused on filing our 510(k) application with the FDA and our technical file for the CE mark by year-end 2019.

“Research and development expenses increased substantially during the first half of 2019 compared to the same period of 2018 as we drove to hardware design freeze, accelerated system software integration, made instrument improvements and developed surgical accessories to support our GLP studies. It is noteworthy that costs associated with the surgeon workstations, patient carts, camera systems, instruments and accessories manufactured for the GLP studies and human studies to be conducted under the IDE are expensed and included in research and development costs. As noted in the milestone table of our current MD&A, we expect these expenses will peak during the third quarter as we prepare for human confirmatory studies, but research and development expenses will then decrease during the fourth quarter of 2019 and thereafter, as we transition to manufacturing for commercialization.

“In parallel we are preparing for product launch, following anticipated regulatory clearances. We named Chad Zaring as chief commercial officer earlier this month. Mr. Zaring has deep experience developing and executing commercial strategies and driving sales for leading surgical robotics companies,” Mr. McNally added. “During the second quarter we also welcomed Charles Federico as our new chairman of the board. Charles is a prominent medical technology executive with extensive experience and a track record of success in strategic planning, corporate governance and product commercialization, including surgical robotics.

“Titan recently became eligible to file a shelf registration statement in the U.S. and soon thereafter we filed a Form F-3. Once the registration statement is declared effective by the U.S. Securities and Exchange Commission (“SEC”), we may access up to $125 million of securities in aggregate over the next three years. This new capital will finance the Company’s operations through a transition from product development to manufacturing and planned commercialization,” Mr. McNally added.

Business highlights and achievements for the second quarter of 2019 and recent weeks include:

  Expanded the Company’s global intellectual property portfolio to 42 patents issued and 82 patents pending, including the receipt of Titan’s first patent in China.
  Achieved hardware design freeze for the Company’s single-port robotic surgical system.
  Appointed prominent medical technology executive Charles Federico as chairman of the board of directors.
  Hired experienced industry executive Chad Zaring as chief commercial officer.
  Completed the surgeries associated with GLP studies in preparation for IDE submission to the FDA.
  Filed a shelf registration statement on Form F-3 to raise up to $125 million over three years.

Financial results for the second quarter and first half of 2019 include:

  Research and development expenses for the three and six months ended June 30, 2019 were $18,360,674 and 32,769,286, respectively, compared with $6,246,275 and $9,520,349, respectively, for the corresponding prior-year periods, as the Company accelerated advanced product development in preparation for planned GLP and IDE studies.
  Net and comprehensive loss for the three and six months ended June 30, 2019 was $14,472,869 and $42,755,746, respectively, compared with a net and comprehensive loss of $5,885,415 and $6,694,114, respectively, for the same periods in 2018. In addition to increased research and development expenses, the higher net loss for both periods includes the impact of changes in warrant valuation in 2019.
  Cash, cash equivalents and deposits with product development service providers as of June 30, 2019 was $19,184,529, compared with $20,012,873 as of December 31, 2018.

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends initially to pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions, and include, without limitation, statements regarding; the Company’s capacity to complete the scheduled milestones on the path to anticipated regulatory filings; the Company’s intention to complete human confirmatory studies as part of its IDE application to the FDA; the Company’s submission of its IDE application and anticipated approval of such application; the Company’s expected timeline for the submission of its 510(k) application with the FDA and technical file for the CE mark; the Company’s expectations regarding research and development costs in the future; the Company’s timeline for its transition from product development to manufacturing to product launch and planned commercialization and the ability of its new employees and board members to assist with this process; the SEC declaring the Company’s shelf registration statement effective; the ability of the Company to access the up to $125 million available under the shelf registration statement; the sufficiency of the up to $125 million available under the shelf registration statement in financing the transition from product development to manufacturing and planned commercialization. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure current or prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com